CHINA YOUTV CORP.
8th Floor, MeiLinDaSha, Ji 2, GongTi Road, East
Beijing, China 10027
Tel No. 604-801-5022 ; Fax No. 604-876-5564

July 24, 2009

File No. 001-32984

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention : James Giugliano, Staff Accountant (Division of Corporation Finance)

Dear Mr. James Giugliano,

Re : SEC Comment Letter dated June 30, 2009 Form 10-K filed on October 3, 2008
        And Form 10-Q filed on May 13, 2009 - Letter dated July 13, 2009

We understand that :-

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.















Form 10-Q for the Quarterly Period Ended March 31, 2009

Controls and Procedures, Page 9

2.	Sample of Item 4 disclosure i.e. Control and Procedures are as follows :

An evaluation was carried out under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that those disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including the Chief
Executive Officer and Chief Financial Officer, to allow timely decision regarding disclosure.

There have been no significant changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange
Act) during the fourth quarter of our 2008 fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.



Yours truly,

/s/  Michael Lee

Michael Lee
Chief Financial Officer